Mail Stop 4561


								April 14, 2006



Richard L. Schlenker
Corporate Secretary
Exponent, Inc.
149 Commonwealth Drive
Menlo Park, CA  94025

Re:	Exponent, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed April 5, 2006
	File No. 0-18655


Dear Mr. Schlenker:

	This is to advise you that we have conducted only a limited review of your preliminary proxy statement. Based on that limited review, we have the following comments.
General

Your disclosure indicates that by approving an amendment to Exponent`s certificate of incorporation to increase the number of authorized shares of common stock and preferred stock, shareholders are also voting to effect a two-for-one stock split of your common shares. In accordance with Rule 14a-4(a)(3), please unbundle this provision to provide shareholders the opportunity to vote on this matter separately from the proposal regarding increasing the number of authorized shares of common and preferred stock. For further guidance, please see the Fifth Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone
Interpretations (September 2004).   Please ensure that consistent
revisions are made elsewhere in the proxy statement and on the proxy card.

*  *  *  *
      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Jeffrey Shady at (202) 551-3471 or me at (202) 551-3694.

      Sincerely,



      Owen Pinkerton
      Senior Counsel


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Richard L. Schlenker
Exponent, Inc.
April 14, 2006
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